THE LAW OFFICE OF

Ronald N. Vance & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803 EMAIL: ron@vancelaw.us EMAIL: brian@vancelaw.us

May 5, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:	PSM Holdings, Inc. Preliminary Proxy-Statement on Schedule 14A Filed April 18, 2014 File No. 000-54988

Dear Ms. McHale:

We are in receipt of your letter dated April 23, 2014, setting forth certain comments to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) for PSM Holdings, Inc. (the “Company”). In response to your comments, the Company is filing herewith an amendment to its Proxy Statement (the “Amended Proxy Statement”) and can provide you with the following information in response to your comments:

Preliminary Proxy Statement on Schedule 14A

Proposal to Amend the Certificate of Incorporation, page 2

General

1.

Please revise the proxy statement to include financial statements under Item 13 of Schedule 14A. Alternatively, provide the Staff with your legal and factual analysis supporting your conclusion that audited financial statements are not required. Please consider Note A to Schedule 14A and Item 11 for the private placement.

RESPONSE: The Proxy Statement has been revised to include the following financial statements:

●

Audited Financial Statements and Notes for the Years Ended June 30, 2013 and 2012 as filed with the Company’s Annual Report on Form 10-K filed with the SEC on September 30, 2013 (APPENDIX B, beginning on page 19); and

●	Unaudited Financial Statements and Notes for the Period Ended December 31, 2013 as filed with the Company’s Quarterly Report on Form 10-Q filed with the SEC on (APPENDIX C, beginning on page 47).

2.	Add a section that includes the pro forma information required by Item 13 of Schedule 14A.

Kathryn McHale

May 5, 2014

RESPONSE: The Proxy Statement has been revised to include the following financial information:

●	The pro forma information required by Item 13 of Schedule A (beginning on page 5).

Purpose for the Increase of Authorized Shares, page 3

3.

Include disclosure in this section that provides the exact amounts of the dilutive effect of the conversion of the Series C and D preferred shares on earnings per share and the book value per share of your common stock. In addition, revise to include the percentage by which the existing stockholders’ ownership will decrease upon the conversion of the Series C and D preferred shares.

RESPONSE: Disclosure has been provided (beginning on page 5) that provides the exact amounts of the dilutive effect of the conversion of the Series C and D preferred shares on the book value per share of the Company’s common stock. Since the Company incurred a net loss for the period ended December 31, 2013, the effect of the conversion of the Series C and D preferred stock on the Company’s common stock would be anti-dilutive and is thus not represented in the Amended Proxy Statement. Disclosure has also been provided to include the percentage by which the existing stockholders’ ownership will decrease upon the conversion of the Series C and D preferred shares.

Interest of Certain Persons in the Cetificate of Amendment, page 3

4.

Revise to include the information regarding Mr. Margolies’ interest in the amendment to the articles that is disclosed in your current report on Form 8-K filed April 3, 2014. Confirm that all direct or indirect interests of the directors and executive officers have been disclosed.

RESPONSE: The section titled “Interest of Certain Persons in the Certificate Amendment” (beginning on page 11) has been revised to include the information regarding Mr. Margolies’ interest in the amendment to the certificate that was disclosed in the current report on Form 8-K filed with the SEC on April 3, 2014. In addition, all direct or indirect interests of the directors and executive officers have been disclosed.

Security Ownership of Certain Beneficial Owners and Management, page 4

5.

Revise the table to include the Series C and Series D preferred shares. Add columns showing the amount of preferred stock that the beneficial owners received in the private placement, the shares of common stock that they will hold if the preferred shares are converted, and their percentages of ownership after conversion. If there are any investors in the private placement that could beneficially own more than 5% of your outstanding common stock when the preferred shares are converted that are not already included in the table, please include such persons in the revised table.

RESPONSE: The beneficial ownership table (beginning on page 12) has been revised to include the Series C and Series D preferred shares. Columns have been added showing the amount of preferred stock that the beneficial owners received in the private placement, the shares of common stock they will hold if the preferred shares are converted, and their percentages of ownership after conversion. Investors in the private placement that could beneficially own more than 5% of the outstanding common stock when the preferred shares are converted that were not already included in the table have been added to the table.

Kathryn McHale

May 5, 2014

Current Report on Form 8-K filed April 3, 2014

6.	In future filings, revise to include the correct file number on the cover page.

RESPONSE: In future filings, the Company will include the correct file number on the cover page.

We have also attached our acknowledgement letter from the Company. Please feel free to contact me if you have any questions on the responses to your comments and the intent of the Company to file the Amended Proxy Statement.

Sincerely,

/s/ Brian Mark Higley